Exhibit 21.1

SUBSIDIARIES OF

CYPHERPUNK TECHNOLOGIES INC.

Subsidiary	Jurisdiction of Incorporation/Organization

Leap Therapeutics, Inc.	Delaware

Leap Securities Corp.	Massachusetts

HealthCare Pharmaceuticals Pty Ltd.	Australia

Flame Biosciences LLC	Delaware